UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

2-3-1 Daiba, Minato-ku
Tokyo 135-0091, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Issuance of Press Release

On December 9, 2022, MEDIROM Healthcare Technologies Inc. (the “Company”) issued a press release (the “Press Release”) announcing its preliminary unaudited financial results for the six months ended June 30, 2022, prepared in accordance with U.S. GAAP.

These preliminary financial results and management’s estimates included in the Press Release are unreviewed, unaudited, and preliminary, and are based solely on information available to the management of the Company and management’s assumptions and expectations as of the date of the Press Release, which remain subject to change. Actual results for the six months ended June 30, 2022 remain subject to the completion of management’s final reviews and the Company’s other financial closing procedures, and may differ from these estimated preliminary results due to the completion of the Company’s financial closing procedures, final adjustments, and other developments that may arise during the review process. Accordingly, undue reliance shall not be placed upon this preliminary information. See “Important Notice Regarding these Preliminary Financial Results and Management’s Estimates” contained in the Press Release.

The Press Release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of the Company, dated December 9, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act or 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM Healthcare Technologies Inc.

Date: December 9, 2022	By:	/s/ Fumitoshi Fujiwara
	Name:	Fumitoshi Fujiwara
	Title:	Chief Financial Officer